UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 9, 2024, Dogness (International) Corporation (“Dogness” or the “Registrant”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with various purchasers (the “Purchasers”), pursuant to which the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 2,000,000 Class A common shares, without par value (the “Shares”) of the Registrant, at a price of US$2.50 per share for aggregate gross proceeds of US$5,000,000 (the “Transaction”).

The Shares are being sold in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. Each Purchaser understands that the Shares have not been registered under the Securities Act and will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. No placement agent was involved in the Transaction.

A copy of the Securities Purchase Agreement is attached as Exhibit 10.1 to this report and is incorporated herein by reference. The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to such exhibit.

On May 9, 2024, the Company issued a press release announcing the Transaction. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement, dated May 9, 2024, by and among Dogness (International) Corporation and the Purchasers.
99.1	Press Release dated May 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: May 9, 2024	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer